Beam Global

5660 Eastgate Drive

San Diego, CA 92121

October 3, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gregory Herbers

Re:	Beam Global
Registration Statement on Form S-1 (No. 333-267485)
Withdrawal of Request for Acceleration

Dear Mr. Herbers:

Beam Global (the “Company”) hereby withdraws its prior request, submitted as of September 28, 2022, to accelerate the effective date of its Registration Statement on Form S-1 (File No. 333-267485) to 5:00 p.m., Eastern Time, on Friday, September 30, 2022.

If you have any questions regarding this request or the Registration Statement, please call our counsel Jeff Pietsch of Weintraub Tobin, at (415) 772-9611.

Very truly yours,

Beam Global

By: /s/ Desmond Wheatley

Desmond Wheatley

Chief Executive Officer